July 2, 2008

Ta Tanisha Meadows
Staff Accountant
United States Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Rhino Outdoor International, Inc.
Item 4.01 Form 8K/A
Filed June 24, 2008
File No. 333-62690

Dear Ms. Meadows:

In response to your letter of June 26, 2008, we have enclosed a second amended report on Form 8K which we believe addresses your comments.

Very truly yours,

/s/ Howard Pearl
Howard Pearl
Chief Executive Officer